UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

ENLINK MIDSTREAM, LLC

(Name of Issuer)

Common Units, no par value

(Title of Class of Securities)

29336T100

(CUSIP Number)

Adam Fliss

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29336T100	SCHEDULE 13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VII, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 67,538,343 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 67,538,343 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,538,343 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	Reflects 67,538,343 common units (the “Common Units”) of the Issuer (as defined herein) issuable upon the exchange of 58,728,994 Series B Cumulative Convertible Preferred Units (the “Series B Preferred Units”) of EnLink Midstream Partners, LP (“ENLK”) (and the surrender of an equal number of Class C Common Units (as defined herein)). The Series B Preferred Units are exchangeable on a 1-for-1.15 basis (subject to adjustment) as described herein. In addition, the Reporting Persons beneficially own 58,728,994 Class C Common Units.
**	The calculation is based on 554,403,946 Common Units outstanding, which includes the (i) 181,294,967 Common Units outstanding as of October 21, 2018 and 305,570,636 Common Units the Issuer anticipated issuing in connection with the Merger (as defined herein) to holders of ENLK securities, in each case as reported in the Schedule 14C filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on December 10, 2018, and (ii) 67,538,343 Common Units deliverable upon exchange of the Series B Preferred Units reported herein (and the surrender of an equal number of Class C Common Units).

CUSIP No. 29336T100	SCHEDULE 13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 67,538,343 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 67,538,343 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,538,343 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects 67,538,343 Common Units issuable upon the exchange of 58,728,994 Series B Preferred Units (and the surrender of an equal number of Class C Common Units). The Series B Preferred Units are exchangeable on a 1-for-1.15 basis (subject to adjustment) as described herein. In addition, the Reporting Persons beneficially own 58,728,994 Class C Common Units.
**	The calculation is based on 554,403,946 Common Units outstanding, which includes the (i) 181,294,967 Common Units outstanding as of October 21, 2018 and 305,570,636 Common Units the Issuer anticipated issuing in connection with the Merger to holders of ENLK securities, in each case as reported in the Schedule 14C filed by the Issuer with the Commission on December 10, 2018, and (ii) 67,538,343 Common Units deliverable upon exchange of the Series B Preferred Units reported herein (and the surrender of an equal number of Class C Common Units).

CUSIP No. 29336T100	SCHEDULE 13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS James Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 67,538,343 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 67,538,343 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,538,343 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects 67,538,343 Common Units issuable upon the exchange of 58,728,994 Series B Preferred Units (and the surrender of an equal number of Class C Common Units). The Series B Preferred Units are exchangeable on a 1-for-1.15 basis (subject to adjustment) as described herein. In addition, the Reporting Persons beneficially own 58,728,994 Class C Common Units.
**	The calculation is based on 554,403,946 Common Units outstanding, which includes the (i) 181,294,967 Common Units outstanding as of October 21, 2018 and 305,570,636 Common Units the Issuer anticipated issuing in connection with the Merger to holders of ENLK securities, in each case as reported in the Schedule 14C filed by the Issuer with the Commission on December 10, 2018, and (ii) 67,538,343 Common Units deliverable upon exchange of the Series B Preferred Units reported herein (and the surrender of an equal number of Class C Common Units).

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the Common Units, no par value, of EnLink Midstream, LLC (the “Issuer”). The principal executive offices of the Issuer are located at 2501 Cedar Springs Road, Dallas, Texas 75201.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of TPG Advisors VII, Inc., a Delaware corporation (“TPG Advisors VII”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

TPG Advisors VII holds 100 shares of common stock, and has appointed one of the two board members, of Enfield Holdings Advisors, Inc., a Delaware corporation (“Enfield Holdings Advisors”), which is the general partner of Enfield Holdings, L.P., a Delaware limited partnership (“Enfield Holdings”), which directly holds 58,728,994 Series B Preferred Units and 58,728,994 Class C Common Units. Because of the relationship of TPG Advisors VII to Enfield Holdings, TPG Advisors VII may be deemed to beneficially own the securities held by Enfield Holdings reported herein.Messrs. Bonderman and Coulter are sole shareholders of TPG Advisors VII. Because of the relationship of Messrs. Bonderman and Coulter to TPG Advisors VII, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the securities held by Enfield Holdings reported herein. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities held by Enfield Holdings reported hereinexcept to the extent of their pecuniary interest therein.

Enfield Holdings and Enfield Holdings Advisors have separately filed a Schedule 13D reporting their beneficial ownership of the Series B Preferred Units that may be deemed to be beneficially owned by the Reporting Persons.

The principal business of TPG Advisors VII is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is President of TPG Group Holdings (SBS) Advisors, Inc. and officer, director and/or manager of other affiliated entities.

The present principal occupation of James G. Coulter is Senior Vice President of TPG Group Holdings (SBS) Advisors, Inc. and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG Advisors VII are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a

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judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On October 21, 2018, the Issuer, EnLink Midstream Manager, LLC, the managing member of the Issuer (the “Manager”), NOLA Merger Sub, LLC, a wholly owned subsidiary of Issuer (“Merger Sub”), ENLK and EnLink Midstream GP, LLC (the “ENLK General Partner”) entered into a definitive Agreement and Plan of Merger (“Merger Agreement”). On January 25, 2019, Merger Sub merged with and into ENLK, and ENLK survived the merger as a wholly owned subsidiary of the Issuer (the “Merger”). The effective time of the Merger is referred to herein as the “Effective Time.”

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Series B Preferred Units and Series C Common Units

Concurrently with the execution of the Merger Agreement, Enfield Holdings, affiliates of The Goldman Sachs Group, Inc. (the “GS Investors”) and TPG VII Management, LLC (“TPG VII Management” and together with Enfield Holdings and the GS Investors, the “Enfield Parties”), the Issuer, the Manager, ENLK and the EnLink General Partner entered into a Preferred Restructuring Agreement (the “Preferred Restructuring Agreement”), pursuant to which, among other things, at the Effective Time, each Series B Preferred Unit issued and outstanding immediately prior to the Effective Time, continued to be issued and outstanding and represent a limited partner interest in ENLK, with terms and conditions modified in accordance with the Amended ENLK LPA (as defined below).

Under the terms of the Tenth Amended and Restated Agreement of Limited Partnership of ENLK, dated as of January 25, 2019 (the “Amended ENLK LPA”), the Series B Preferred Units are exchangeable for Common Units on a 1-for-1.15 basis, subject to certain adjustments. The Series B Preferred Units are exchangeable, in full or in part, for Common Units at the request of Enfield Holdings. ENLK may, in its discretion, satisfy any request to exchange Series B Preferred Units by instead redeeming those units for cash equal to the product of (i) the number of Common Units that would be issued to satisfy such an exchange and (ii) the daily volume-weighted average closing trading price of Common Units on the national securities exchange on which the Common Units are listed or admitted to trading for the trailing 10-trading day period ending two trading days before the date it receives written notice of Enfield Holding’s exchange request (the “Series B Redemption Amount”).

Additionally, the Series B Preferred Units are exchangeable or redeemable in cash for the Series B Redemption Amount, in full, at the option of the Issuer, if the daily volume-weighted average trading price of the Common Units on the national securities exchange on which the Common Units are listed or admitted to trading is greater than the quotient of (i) 150% of the Series B Issue Price (as defined in the Amended ENLK LPA) for the trailing 30-day trading period ending two trading days before the Issuer’s notice of conversion divided by (ii) 1.15 (subject to certain adjustments).

Further, upon certain events involving a change of control of the Manager or ENLK General Partner, all of the Series B Preferred Units will, at the option of the Issuer, be either (i) exchanged for a number of Common Units equal to the greater of (x) the number of Common Units into which the Series B Preferred Units would then be exchanged and (y) the number of Series B Preferred Units to be exchanged multiplied by the quotient of (A) an amount equal to the quotient of (1) 140% of the Series B Issue Price divided by (2) 1.15 (subject to adjustment), divided by (B) the daily volume-weighted average closing trading price of the Common Units on the national securities exchange on which the Common Units are listed or admitted to trading for the 30-trading day period

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ending two trading days before the date of such change of control or (ii) redeemed for cash equal to (x) the number of Common Units that would be issued under the preceding clause multiplied by (y) the daily volume-weighted average closing trading price of Common Units on the national securities exchange on which the Common Units are listed or admitted to trading for the trailing 10-trading day period ending two trading days before the date of such redemption.

At the Effective Time, for each Series B Preferred Unit issued by ENLK pursuant to the Amended ENLK LPA, the Issuer issued an additional unit of a new class of non-economic common units representing limited liability company interests in the Issuer (the “Class C Common Units”) to Enfield Holdings to provide Enfield Holdings with certain voting rights at the Issuer in accordance with the Second Amended and Restated Operating Agreement of ENLC. The Series B Preferred Units cannot be transferred or exchanged for Common Units unless an equal number of Class C Common Units are so transferred or surrendered to the Issuer in connection with such exchange.

The holders of the Series B Preferred Units, as of an applicable record date, are entitled to receive cumulative distributions (each, a “Series B Quarterly Distribution”), prior to any other distributions made in respect of any other securities of ENLK, at a quarterly rate of $0.28125 plus the Series B Excess Cash Payment Amount (as defined in the Amended ENLK LPA),. plus an in-kind distribution equal to the greater of (i) 0.00250 Series B Preferred Units and (ii) the number of Series B Preferred Units equal to the quotient of (a) the excess (if any) of (x) the Series B Deemed ENLC Distribution Amount (as defined in the Amended ENLK LPA) over (y) $0.28125, divided by (b) the Series B Issue Price.

In the event of any liquidation, dissolution and winding up of ENLK or a sale, exchange or other disposition of all or substantially all of the assets of ENLK, either voluntary or involuntary, the holders of the Series B Preferred Units shall be entitled to receive, out of the assets of ENLK available for distribution to the members of the Issuer or any assignees, prior and in preference to any distribution of any assets of ENLK to the holders of any other class or series of securities, the positive value in each such holder’s capital account in respect of such Series B Preferred Units.

Registration Rights Agreement

The Issuer and Enfield Holdings entered into an Amended and Restated Registration Rights Agreement, dated as of January 25, 2019 (the “Registration Rights Agreement”). The Registration Rights Agreement provides that the Issuer will prepare and file up to four shelf registration statements for the resale of the Common Units for which the Series B Preferred Units may be exchanged as soon as practicable following receipt of written notice from holders of a majority of the Registrable Securities (as defined in the Registration Rights Agreement). The Registration Rights Agreement also provides holders of Registrable Securities with piggyback rights and rights with respect to underwritten offerings. The Registration Rights Agreement contains customary representations, warranties, covenants and indemnities.

Board Representation Agreement and Information Rights Letter

Further, the Manager and the Issuer executed and delivered, as of the Effective Time, an Amended and Restated Board Representation Agreement (the “Amended and Restated Board Representation Agreement”) with TPG VII Management, pursuant to which that certain Board Representation Agreement, dated as of January 7, 2016, by and among ENLK, the EnLink General Partner, EnLink Midstream, Inc., a wholly owned subsidiary of the Issuer (“EMI”), and TPG VII Management was amended and restated in its entirety, in order to, among other things, provide TPG VII Management with the right to appoint one member of the Board of Directors of the Manager (“Manager Board”). TPG VII Management has exercised its right to appoint a director to the Manager Board.

Coordination Agreement

The Amended and Restated Coordination and Securityholders’ Agreement, dated as of March 3, 2017 (the “Coordination Agreement”), by and among Enfield Holdings, Enfield Holdings Advisors, the GS Investors, TPG VII Egypt Finance, LLC, a Delaware limited liability company (“TPG VII Egypt Finance”) and TPG Advisors VII, Inc. (together with TPG VII Egypt Finance and each of their affiliates, the “TPG Investors” and together with the

 Page 7 of 13 Pages

GS Investors, the “Investors”) sets forth certain agreements, including with respect to governance, transfer restrictions, the purchase of additional securities, the exercise of rights under the Registration Rights Agreement and certain other matters.

Pursuant to the Coordination Agreement, for so long as the number of securities representing limited partner interests in Enfield Holdings (the “Partnership Securities”) owned by each Investor (and its affiliates) continues to represent at least 10% of the issued and outstanding Partnership Securities, the board of directors of Enfield Holdings Advisors will consist of two directors, one designated by the TPG Investors and one designated by the GS Investors.

The Coordination Agreement generally restricts any transfers of any Partnership Securities, Series B Preferred Units, exchanged Common Units or common stock of Enfield Holdings Advisors (collectively, the “Securities”) by any Investor, except (i) transfers to an affiliate of that Investor, so long as that transferee remains an affiliate following the transfer and (ii) transfers pursuant to foreclosure by a lender on such Securities pursuant to any loan agreement to which such Investor is a party and such Securities are pledged as collateral. If any Investor wishes to transfer any Securities to anyone else, that Investor is subject to the other Investors’ right of first offer (in the case of Partnership Securities, shares of common stock or Series B Preferred Units to address a regulatory concern) and tag-along rights. Enfield Holdings Advisors has a call right to acquire all of the shares of common stock of Enfield Holdings Advisors owned by any Investor and their affiliates who collectively cease to own 10% of the issued and outstanding Partnership Securities for the aggregate purchase price paid for such shares.

The Coordination Agreement restricts the ability of Enfield Holdings Advisors to take certain actions relating to the Series B Preferred Units and exchanged Common Units without first obtaining the approval of its board of directors, including the designees of each of the TPG Investors and the GS Investors. Such actions include making or settling a claim for indemnification under the Convertible Preferred Unit Purchase Agreement, dated December 6, 2015, by and between ENLK and Enfield Holdings or the Registration Rights Agreement, assigning any rights or obligations under the Purchase Agreement or the Registration Rights Agreement, voting the Series B Preferred Units with respect to certain matters and amending or waiving any provision of the Purchase Agreement or the Registration Rights Agreement.

The Coordination Agreement will terminate upon a written agreement among the Investors.

Margin Loan Facility

TPG VII Egypt Finance, as borrower (the “Borrower”), entered into (i) a Margin Loan Agreement (the “Loan Agreement”), dated as of March 3, 2017 (the “Loan Closing Date”) with JP Morgan Chase Bank, N.A., London Branch, as lender (the “Lender”), and (ii) a Pledge and Security Agreement (the “Borrower Security Agreement”), dated as of the Loan Closing Date with the Lender, pursuant to which the Borrower pledged all of its Class A Units of Enfield Holdings and its rights under the Second Amended and Restated Agreement of Limited Partnership of Enfield Holdings, dated as of March 3, 2017, as collateral to secure repayment of amounts outstanding under the Loan Agreement. As of the Loan Closing Date, Enfield Holdings entered into (i) a Guarantor Pledge and Security Agreement (the “Guarantor Pledge Agreement” and, collectively with the Borrower Security Agreement, the “Pledge Agreements”) with the Lender, pursuant to which Enfield Holdings pledged the Borrower’s 26,666,667 Series B Preferred Units, and any Common Units into which such Series B Preferred Units are exchanged, and the Borrower’s rights under the Amended ENLK LPA and the Registration Rights Agreement, as collateral to secure repayment of amounts outstanding under the Loan Agreement (the “Guarantor Collateral”), and (ii) a non-recourse Guarantee (the “Guarantee” and, collectively with the Loan Agreement and the Borrower Security Agreement, the “Loan Documents”) with the Lender, pursuant to which Enfield Holdings unconditionally guarantees the obligations payable by the Borrower under the Loan Agreement in an amount not to exceed the Guarantor Collateral.

The loans mature on or about March 3, 2022. Upon the occurrence of certain events that are customary for this type of loan, the Lender may exercise its rights to require the Borrower to pre-pay the loan proceeds, post additional collateral, or foreclose on, and dispose of, the pledged Series B Preferred Units and pledged Common Units in accordance with the Loan Documents.

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Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing unitholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Manager, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Manager; materially changing the present capitalization or distribution policy of the Issuer; materially changing the Issuer’s business or structure; changing the Issuer’s certificate of formation, amended and restated limited liability company operating agreement or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and descriptions of the Preferred Restructuring Agreement, Amended ENLK LPA, Guarantee, Registration Rights Agreement, Amended and Restated Board Representation Agreement, Amended and Restated Information Rights Letter and Coordination Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Preferred Restructuring Agreement, Amended ENLK LPA, Guarantee, Registration Rights Agreement, Amended and Restated Board Representation Agreement, Amended and Restated Information Rights Letter and Coordination Agreement, which are filed as exhibits hereto and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following disclosure is based on 554,403,946 Common Units outstanding, which includes the (i) 181,294,967 Common Units outstanding as of October 21, 2018 and 305,570,636 Common Units the Issuer anticipated issuing in connection with the Merger to holders of ENLK securities, in each case as reported in the Schedule 14C filed by the Issuer with the Commission on December 10, 2018, and (ii) 67,538,343 Common Units deliverable upon conversion of the Series B Preferred Units reported herein (and the surrender of an equal number of Class C Common Units).

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 67,538,343 Common Units, which constitutes approximately 12.2% of the outstanding Common Units.

(c) Except as set forth in this Schedule 13D, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Series B Preferred Units or Common Units during the past 60 days.

(d)       To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)       Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Material to Be Filed as Exhibits.

1.	Agreement of Joint Filing, as required by Rule 13d-1-(k)(1) under the Act, dated January 19, 2016, by and between Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. (incorporated herein by reference to Exhibit 1 of the Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to ENLK filed on January 19, 2016).
2.	Amended and Restated Coordination and Securityholders’ Agreement, dated as of March 3, 2017, by and among Enfield Holdings, L.P., Enfield Holdings Advisors, Inc. and each person set forth on Schedule I thereto (incorporated herein by reference to Exhibit 6 of Amendment No. 1 to Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to ENLK filed on March 7, 2017).
3.	Amended and Restated Registration Rights Agreement, dated as of January 25, 2019, by and between EnLink Midstream, LLC and Enfield Holdings, L.P. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on January 29, 2019).
4.	Tenth Amended and Restated Agreement of Limited Partnership of EnLink Midstream Partners, LP, dated as of January 25, 2019, by and among EnLink Midstream GP, LLC, together with any other persons who become partners in the partnership (incorporated herein by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Issuer on January 29, 2019).
5.	Guarantee Agreement, dated as of March 3, 2017, by and among Enfield Holdings, L.P. and JPMorgan Chase Bank, N.A., London Branch (incorporated herein by reference to Exhibit 7 of Amendment No.1 to Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to ENLK filed on March 7, 2017).
6.	Preferred Restructuring Agreement, dated as of October 21, 2018, by and among Enfield Holdings, L.P., TPG VII Management, LLC, WSEP Egypt Holdings, LP, WSIP Egypt Holdings, LP, EnLink Midstream, LLC, EnLink Midstream Manager, LLC, EnLink Midstream Partners, LP, and EnLink Midstream GP, LLC (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on October 22, 2018).
7.	Amended and Restated Board Representation Agreement, dated as of January 25, 2019, by and among EnLink Midstream, LLC, EnLink Midstream Manager, LLC, GIP III Stetson I, L.P., and TPG VII Management, LLC (incorporated herein by reference to Exhibit 12 to Amendment No. 3 to Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to ENLK filed on January 29, 2019).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2019

TPG Advisors VII, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By: /s/ Brad Berenson

Name: Brad Berenson, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Brad Berenson

Name: Brad Berenson, on behalf of James G. Coulter (2)

(1) Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).

(2) Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).

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SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Adam Fliss	Vice President
Joann Harris	Chief Compliance Officer
Martin Davidson	Chief Accounting Officer
Steven A. Willmann	Treasurer
Stephen D. Rose	Assistant Treasurer

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INDEX TO EXHIBITS

1.	Agreement of Joint Filing, as required by Rule 13d-1-(k)(1) under the Act, dated January 19, 2016, by and between Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. (incorporated herein by reference to Exhibit 1 of the Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to ENLK filed on January 19, 2016).
2.	Amended and Restated Coordination and Securityholders’ Agreement, dated as of March 3, 2017, by and among Enfield Holdings, L.P., Enfield Holdings Advisors, Inc. and each person set forth on Schedule I thereto (incorporated herein by reference to Exhibit 6 of Amendment No. 1 to Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to ENLK filed on March 7, 2017).
3.	Amended and Restated Registration Rights Agreement, dated as of January 25, 2019, by and between EnLink Midstream, LLC and Enfield Holdings, L.P. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on January 29, 2019).
4.	Tenth Amended and Restated Agreement of Limited Partnership of EnLink Midstream Partners, LP, dated as of January 25, 2019, by and among EnLink Midstream GP, LLC, together with any other persons who become partners in the partnership (incorporated herein by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Issuer on January 29, 2019).
5.	Guarantee Agreement, dated as of March 3, 2017, by and among Enfield Holdings, L.P. and JPMorgan Chase Bank, N.A., London Branch (incorporated herein by reference to Exhibit 7 of Amendment No.1 to Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to ENLK filed on March 7, 2017).
6.	Preferred Restructuring Agreement, dated as of October 21, 2018, by and among Enfield Holdings, L.P., TPG VII Management, LLC, WSEP Egypt Holdings, LP, WSIP Egypt Holdings, LP, EnLink Midstream, LLC, EnLink Midstream Manager, LLC, EnLink Midstream Partners, LP, and EnLink Midstream GP, LLC (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on October 22, 2018).
7.	Amended and Restated Board Representation Agreement, dated as of January 25, 2019, by and among EnLink Midstream, LLC, EnLink Midstream Manager, LLC, GIP III Stetson I, L.P., and TPG VII Management, LLC (incorporated herein by reference to Exhibit 12 to Amendment No. 3 to Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to ENLK filed on January 29, 2019).

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